K&L Gates llp Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 t 704.331.7400 www.klgates.com
May 31, 2011
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed May 13, 2011 File No. 333-173554 Current Report on Form 8-K Filed March 24, 2011 File No. 001-34850
Dear Mr. Owings:
On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated May 27, 2011 addressed to the Company with respect to the above referenced filings. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 2 to the Registration Statement (the “Amendment”) responding to the Staff’s comments. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
Registration Statement on Form S-1
Use of Proceeds, page 30
1.	We note the new disclosure you added under this heading regarding the amount to be disgorged by Culligan International. Please tell us how you determined the amount to be disgorged, including the amount of applicable transaction costs. Please also revise your disclosure under the heading “Certain Relationships and Related Party Transactions” to provide the information required by Item 404 of Regulation S-K with respect to the Disgorgement Agreement.
Response: The Company issued 307,217 shares of its common stock (the “Culligan Shares”) to Culligan International Company (“Culligan International”) on March 8, 2011 as payment of a portion of the approximately $5.4 million purchase price for assets related to the Canadian bulk water exchange business previously conducted by Culligan International’s subsidiary Culligan of Canada, Ltd. (“Culligan of Canada”). The value of the Culligan Shares issued was approximately $3,819,000 (which amount was (a) established pursuant to the Asset Purchase Agreement dated March 8, 2011 by and among the Company, Primo Refill Canada Corporation (“Primo Canada”), Culligan of Canada and Culligan International and (b) based upon the value of the assets sold to and liabilities assumed by Primo Canada).
Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), generally provides that any profits realized by directors, executive officers and greater than 10% stockholders of an issuer with equity securities registered pursuant to Section 12 of the Exchange Act from any purchase and sale, or any sale and purchase, involving any such equity security within any period of less than six months inure to and are recoverable by the issuer. As a result, any profits realized by Culligan International upon the sale of up to 307,217 shares of common stock prior to September 7, 2011 are recoverable by the Company under Section 16(b) insofar as Culligan International’s purchase and sale are not exempt under Section 16(b) and such purchase and sale transactions would occur within a period of less than six months.
As described in the Registration Statement, Culligan International agreed that it will pay the Company the amount of any profits realized as a result of the sale of 307,217 of the shares of common stock it sells in the offering, less direct transaction expenses. All other shares to be sold by Culligan International in the offering are not subject to the short swing profits recovery provisions of Section 16(b) of the Exchange Act insofar as Culligan International has had no purchases of common stock within the past six months other than its acquisition of the Culligan Shares. The only other shares of common stock owned by Culligan International were acquired more than six months ago in November 2010 in connection with the Company’s purchase of certain assets related to Culligan International’s business of providing reverse osmosis water filtration systems that generated filtered water for refill vending machines and store-use water services in the United States and Canada.
Assuming a public offering price of $14.17 per share (the last reported sale price of the Company’s common stock on May 26, 2011), Culligan International’s gross proceeds for the Culligan Shares sold in the offering would be approximately $4,353,000. Culligan’s direct transaction expenses related to the sale of the Culligan Shares in the offering are estimated to be approximately $293,000, consisting of the underwriting discount of approximately $218,000 and legal fees and expenses directly related to the offering of approximately $75,000. As a result, the net amount of profits to be disgorged by Culligan would be approximately $241,000 as set forth in the table below:

Description	Amount
Gross Proceeds	$4,353,000
Less Direct Transaction Expenses	$293,000
Net Proceeds	$4,060,000

Less Purchase Price	$3,819,000
Disgorgement Amount	$241,000

The Company has revised “Use of Proceeds” on page 30 of the Registration Statement to provide additional information regarding how the amount of profits Culligan International will disgorge is calculated.

The Company has also revised “Certain Relationships and Related Party Transactions” on page 92 of the Registration Statement to provide the information required by Item 404 of Regulation S-K with respect to the Disgorgement Agreement.
Principal and Selling Stockholders, page 93
2.	To the extent you have not already done so in the footnotes to the table under this heading, please identify the natural person, natural persons, or the publicly registered company that exercise the sole or shared voting or investment powers with respect to the shares disclosed. For additional guidance, please refer to Interpretive Response 240.04 of our Regulation S-K Compliance & Disclosure Interpretations (July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response: The Company respectfully acknowledges the Staff’s comment and the guidance provided by Interpretive Response 240.04 of the Regulation S-K Compliance & Disclosure Interpretations set forth below:
240.04 An issuer with a resale registration statement naming several investment funds as selling security holders must name the natural persons who have or share voting or investment power for each fund as part of its Item 507 of Regulation S-K disclosure, even if voting or investment power for any fund is controlled by an investment committee consisting of a large number of individuals who each have a vote to approve the exercise of such power and therefore no single person exclusively possesses the power to vote, acquire or dispose of securities held by the fund. [July 3, 2008]
The Company has revised the footnotes to the table contained in the “Principal and Selling Stockholders” section of the Registration Statement to provide additional disclosure regarding the natural persons who have or share voting or investment power with respect to the shares of the Company’s common stock included in such table. See pages 94 to 96 of the Registration Statement.
Current Report on Form 8-K filed March 24, 2011
Exhibit 99.1
3.	We reviewed your response to comment five in our letter dated May 10, 2011. Please provide us with a schedule quantifying the projected dollar value increase in revenue growth attributable to each of the bulleted points included in your response.
Response: Following discussions with the Staff on Friday, May 27, 2011, the Company is supplementally providing the Staff with a schedule (the “Schedule”) quantifying the projected dollar value increase in its revenue growth attributable to each of the bullet point items included in our previous response in our letter dated May 13, 2011 to comment five in your letter dated May 10, 2011. In accordance with Rule 12b-4 promulgated under the Exchange Act and Rule 418(b) promulgated under the Securities Act of 1933, as amended, the Schedule is being provided to the Staff on a supplemental basis only and will not be filed with or deemed part of the Registration Statement. We hereby request on behalf of the Company that the Schedule be returned to the undersigned at the address noted above promptly following completion of the Staff’s review. In addition, the Company is respectfully requesting, pursuant to the provisions of 17 C.F.R. § 200.83, confidential treatment for reasons of business confidentiality under the Freedom of Information Act (the “FOIA”) (5 U.S.C. § 552(b)) of the Schedule and the information contained therein.

* * *
Additional Revisions Made in the Amendment
For the convenience of the Staff, we advise the Staff that the Amendment also includes certain other updates and revisions, including:
•	Updating the “Management” and “Principal and Selling Stockholders” sections of the Registration Statement to reflect (a) the election of Jack C. Kilgore to the Company’s Board of Directors at the May 18, 2011 annual meeting of stockholders and (b) that David W. Dupree did not stand for reelection as a member of the Company’s Board of Directors at the annual meeting of stockholders and effective as of May 18, 2011 is no longer a member of the Company’s Board of Directors; and

•	Revising the “Description of Capital Stock” section of the Registration Statement to reflect approval of the Company’s Sixth Amended and Restated Certificate of Incorporation at the May 18, 2011 annual meeting of stockholders and including the Sixth Amended and Restated Certificate of Incorporation as Exhibit 3.1 to the Registration Statement.
In addition to the changes described above, certain clean-up and other minor changes and updates are included in the Amendment and reflected in the marked copies of the Amendment accompanying this letter.
We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as soon as possible as the Company and the underwriters for the offering would like to begin the road show presentations later this week. Please call me at (704) 331-7406 with any questions you may have regarding this letter.
Very truly yours,
/s/ Sean M. Jones
Sean M. Jones

cc:	Angie Kim, Staff Attorney (Securities and Exchange Commission)
Catherine Brown, Staff Attorney (Securities and Exchange Commission)
Mark Castaneda (Primo Water Corporation)
D. Scott Coward, Esq. (K&L Gates LLP)
Rachel W. Sheridan (Latham & Watkins LLP)